Exhibit 12.01
                                         _____________


                                            Years Ended December 31,

                                     1993     1992      1991      1990    1989
                                                   (In Thousands)

Income from continuing
  operations                    $ 50,816 $129,893  $101,962  $ 90,179 $ 98,927

Add:
  Provision for income taxes      63,677  103,726    45,585    88,330   89,624

  Minority interest share of net
  income                           7,382   31,075    12,199    13,726   17,415
  Interest expense                15,327   18,897    21,451    13,517      187

  Rental expense factor(a)         3,190      876       841       693      223

Earnings available for fixed
charges                         $140,392 $284,467  $182,038  $206,445 $206,376


Interest expense                $ 15,327 $ 18,897  $ 21,451  $ 13,517 $    187
Capitalized interest              24,519   23,974    18,276     8,244    7,074

Rental expense factor(a)           3,190      876       841       693      223

Fixed charges                   $ 43,036 $ 43,747  $ 40,568  $ 22,454 $  7,484


Ratio of earnings to fixed
charges(b)                          3.3x     6.5x      4.5x      9.2x    27.6x

a. Portion of rent which is deemed representative of interest.
b. For purposes of this calculation, earnings consist of income from continuing operations before income taxes, minority interest and fixed charges. Fixed charges include interest and that portion of rent deemed representative of interest.